EXHIBIT 12.2

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Nine months ended September 30, (in millions, except ratios)	2012

Excluding interest on deposits
Income before income tax expense	$21,967

Fixed charges:
Interest expense	6,556
One-third of rents, net of income from subleases (a)	416

Total fixed charges	6,972

Add: Equity in undistributed loss of affiliates	111

Income before income tax expense and fixed charges, excluding capitalized interest	$29,050

Fixed charges, as above	$6,972

Preferred stock dividends (pre-tax)	683

Fixed charges including preferred stock dividends	$7,655

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.79

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$7,655

Add: Interest on deposits	2,085

Total fixed charges including preferred stock dividends and interest on deposits	$9,740

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$29,050

Add: Interest on deposits	2,085

Total income before income tax expense, fixed charges and interest on deposits	$31,135

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.20

(a)	The proportion deemed representative of the interest factor.